Mail Stop 6010

July 25, 2006

Lloyd Hoffman
Chief Financial Officer and Senior Vice President
Alpha Pro Tech, LTD
60 Centurian Drive, Suite 112
Markham, Ontario   L3R 9R2

      Re: **Alpha Pro Tech, LTD**
               Form 10-K for the year ended December 31, 2005
               Filed March 23, 2006
               File No. 001-15725

Dear Mr. Hoffman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant